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                            February 1, 2024

       Daniel Jones
       Chief Executive Officer
       SeqLL, Inc.
       3 Federal Street
       Billerica, MA 01821

                                                        Re: SeqLL, Inc.
                                                            Amendment No. 11 to
Registration Statement on Form S-1
                                                            Filed January 31,
2024
                                                            File No. 333-272908

       Dear Daniel Jones:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2024 letter.

       Amendment No. 11 to Registration Statement on Form S-1, Filed January 31, 2024

       General

   1. We note that the terms and conditions of the Series A Warrants have changed since the last amendment and the
filing of counsel's legal opinion. Please file a revised legal opinion which covers
the registered securities to include the new and revised Series A
                                                        Warrants.
 Daniel Jones
FirstName
SeqLL, Inc.LastNameDaniel Jones
Comapany1,NameSeqLL,
February    2024      Inc.
February
Page 2 1, 2024 Page 2
FirstName LastName
        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Eric M. Hellige